Filed Pursuant to Rule 433

Dated August 7, 2012

Registration Statement No. 333-179696

Supplementing Preliminary Prospectus Supplement Dated August 7, 2012 and

Prospectus dated February 24, 2012

FINAL TERM SHEET

NATIONAL RETAIL PROPERTIES, INC.

Size:	$325,000,000

Security:	3.80% Notes due 2022

Expected Ratings (Moody’s/S&P/Fitch):	Baa2 (stable) / BBB (stable) / BBB (stable)[1]

Trade Date:	August 7, 2012

Settlement Date:	August 14, 2012 (T+5)[2]

Maturity Date:	October 15, 2022

Interest Payment Dates:	April 15 and October 15 of each year, commencing April 15, 2013

Benchmark Treasury:	1.75% due May 15, 2022

Benchmark Treasury Price / Yield:	101-1+ / 1.634%

Spread to Benchmark Treasury:	+235 basis points

Yield to Maturity:	3.984%

Coupon (Interest Rate):	3.80% per annum

Price to Public:	98.465% of the principal amount, plus accrued interest, if any, from the date of original issuance

Redemption Provisions:	Make-whole call at any time based on the applicable Treasury Constant Maturity rate plus 0.35%; if, however, the Notes are redeemed on or after July 15, 2022, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

CUSIP / ISIN:	637417 AE6 / US637417AE67

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	RBC Capital Markets, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. SunTrust Robinson Humphrey, Inc. BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Co-Managers:	Capital One Southcoast, Inc. Raymond James & Associates, Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[2]	See below for information regarding T+5 settlement.

T+5 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade these securities on the date of this issuer free writing prospectus or the next succeeding business day will be required, by virtue of the fact that these securities initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of these securities who wish to trade these securities on the date of this issuer free writing prospectus or the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, or Wells Fargo Securities, LLC, toll-free at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com.